================================================================================


                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2005

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____________ to _____________


                          Commission File Number 1-3970




                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
--------------------------------------------------------------------------------
                            (Full title of the Plan)


                               HARSCO CORPORATION
 -------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the Plan)


                             350 Poplar Church Road
                               Camp Hill, PA 17011
--------------------------------------------------------------------------------
                     (Address of principal executive office)



                           Telephone - (717) 763-7064



================================================================================

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

                                    INDEX TO

                             FORM 11-K ANNUAL REPORT

                                 ---------------
                                                                       Form 11-K
                                                                         Pages
                                                                       ---------

Report of Independent Registered Public Accounting Firm                     3

Financial Statements:
     Statements of Net Assets Available for Benefits -
       December 31, 2005 and December 31, 2004                              4

     Statement of Changes in Net Assets Available for Benefits -
       For the Year Ended December 31, 2005                                 5

     Notes to Financial Statements                                         6-14

Supplemental Schedule:
     Schedule of Assets (Held at End of Year) -
       Schedule H, Line 4(i)*                                              15-16



Exhibits:
     Exhibit 23 - Consent of Independent Registered Public Accounting Firm

     * Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2005.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and the Plan Administrative Committee of the Harsco Retirement Savings and Investment Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Retirement Savings and Investment Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 26, 2006

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (dollars in thousands)

                     December 31, 2005 and December 31, 2004




                   Assets                            December 31   December 31
                                                         2005          2004
                                                     -----------   -----------

Participant directed Investments, at fair value      $   161,074   $   135,623
                                                     -----------   -----------


Contributions Receivable:

     Employer's                                               50            50

     Participants'                                           142           128
                                                     -----------   -----------

         Total receivables                                   192           178
                                                     -----------   -----------

Net assets available for benefits                    $   161,266   $   135,801
                                                     ===========   ===========





The accompanying notes are an integral part of the financial statements.

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (dollars in thousands)

                      For the Year Ended December 31, 2005




Additions to net assets attributed to:

Investment income

     Net appreciation in the fair value of investments             $    15,185

     Dividends                                                           3,808

     Interest - money market fund                                          313

     Interest - participant loans                                          190
                                                                   -----------
                                                                        19,496
                                                                   -----------

Contributions:

     Employer's                                                          5,188

     Participants'                                                       8,028
                                                                   -----------
                                                                        13,216
                                                                   -----------

Other transfers in from Harsco Corporation Savings
  Plan due to employee classification change                               409
                                                                   -----------

         Total additions                                                33,121

Deductions:
     Withdrawals                                                        (7,477)

     Transfers out to Harsco Corporation Savings Plan
       due to employee classification change                              (179)
                                                                   -----------

     Net increase in net assets available for benefits                  25,465

Net assets available for benefits:

     December 31, 2004                                                 135,801
                                                                   -----------

     December 31, 2005                                             $   161,266
                                                                   ===========




The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.     Transfer from Harsco Corporation Savings Plan and creation of the Plan:
       -----------------------------------------------------------------------

       Effective January 1, 2004, the account balances of salaried employees in the Harsco Corporation Savings Plan totaling $110.9 million were spun off to create the Harsco Retirement Savings and Investment Plan (the "Plan"). The spin off was made in connection with the Company restructuring salaried employees' defined benefit pension plans from principally defined benefit to principally defined contribution. Hourly and salaried Air-X-Changers employees remain in the Harsco Corporation Savings Plan.

2.     General Description of Plan:
       ----------------------------

       General
       -------
       The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

       All U.S. salaried non-union employees (including officers), with the exception of Air-X-Changers salaried, who are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed "Eligible Employees." Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan. New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

       Contributions
       -------------
       To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period. Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to IRS and Plan limitations. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation,
       (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation

                    ----------------------------------------

2.     General Description of Plan: (continued)
       ----------------------------------------

       or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service (IRS) code which were $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively, for participants under 50 years of age. For participants who turned 50 on or before the end of the calendar year, the pretax limit was $18,000 and $16,000 in 2005 and 2004, respectively, as a result of an additional $4,000 and $3,000 "catch-up contributions" allowed by law in 2005 and 2004, respectively. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

       Pursuant to the Plan, the Company will make contributions in cash to the trustee for the account of each participant in an amount equal to 100% of the first 3% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions, and 50% of the sum of the next 2% of each eligible Participant's Matched Pre-Tax Contributions and/or Matched After-Tax contributions for the period. These contributions are referred to as "Company Matching Contributions".

       As of December 31 of each plan year, the employer may make a Company discretionary contribution to the Plan in an amount determined by the Company's board of directors. Employer discretionary contributions are allocated to the accounts of eligible participants in the proportion that each eligible participant's compensation bears to the aggregate compensation of all eligible participants who are entitled to an allocation of the Company discretionary contribution for that Plan year.

       Vesting
       -------
       Participants are immediately vested in their contributions plus actual earnings thereon and current Company Matching Contributions to the Plan. Vesting in the Company's Harsco Savings Matching Accounts and discretionary contributions are based on years of vesting service. A participant is 100% vested in the Company's Matching Accounts transferred from the Harsco Savings Plan after three years of credited service. A participant is 100% vested in the Company's discretionary contributions after five years of credited service.

       Administration
       --------------
       The Company pays administrative fees related to maintaining the Plan as a whole. Fees for investment management are subtracted from fund performance reported by each fund. Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant. Transfers in and out of the Harsco Corporation Common Stock Fund are assessed a $0.03 commission per share transferred.

                    ----------------------------------------

2.     General Description of Plan: (continued)
       ----------------------------------------

       Participant Loans
       -----------------
       Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. The loans are collateralized only by the portion of the participant's account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the trustee's prime rate plus one percent, ranged from 5.00% to 10.5% at December 31, 2005. Principal and interest is paid ratably through payroll deductions.

       On termination of service, a participant or beneficiary may elect one of three options. The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

       Investment Options
       ------------------

       The Plan, comprised of participant directed contributions, contains the following investment options:

       (1) Harsco Corporation Common Stock Fund - a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

       (2) American Funds EuroPacific Growth Fund - a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

       (3) American Funds Growth Fund of America - a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

       (4) Ariel Appreciation Fund - a long-term growth oriented fund consisting primarily of medium sized company stocks

       (5) Dodge & Cox Stock Fund - a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund's secondary objective is to achieve a reasonable current income.

                    ----------------------------------------

2.            General Description of Plan: (continued)
              ----------------------------------------

       (6) Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund - a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts. The fund seeks to provide above average current income and long-term capital appreciation.

       (7) Neuberger Berman Genesis Fund - a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

       (8) PIMCO Total Return Fund - a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

       (9) Putnam Bond Index Fund - a fund consisting of a sample of securities included in the Lehman Brothers Aggregate Bond Index. The fund's goal is to achieve a return, before the assessment of any fees that closely approximates the index.

       (10) Putnam Fund for Growth and Income - a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

       (11) Putnam Income Fund - a fund seeking high current income consistent with what Putnam management believes to be prudent risk. The fund includes principally investments in bonds and other debt securities. Bonds include both corporate and government bonds.

       (12) Putnam Money Market Fund - a fund seeking as high a rate of current income as Putnam's management believes is consistent with preservation of capital and maintenance of liquidity. The fund consists of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

       (13) Putnam New Opportunities Fund - a fund consisting primarily of investments in common stock of U.S. companies within certain industry groups that Putnam management believes have high growth potential.

       (14) Putnam Voyager Fund - a fund consisting mainly of investments in stock of midsized to large companies expected to grow over time. The fund invests all or a portion of its assets in companies located mainly inside the United States.

       (15) Vanguard Institutional Index Fund - a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

                    ----------------------------------------

2.     General Description of Plan: (continued)
       ----------------------------------------

       (16) Putnam Retirement Ready Funds (2010-2050) - a fund employing an asset allocation strategy based on investors' projected retirement year. The fund seeks capital appreciation and current income.

       (17) T. Rowe Price Retirement Funds (2005-2040) - a fund employing an asset allocation strategy based on investors' projected retirement year. The fund invests in a combination of T. Rowe Price mutual funds representing different types of stocks and bonds.


       The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       There were 1,802 participants at December 31, 2005 who participated in one or more of the 35 investment funds. At December 31, 2005 the number of participants selecting each of the investment funds for their contributions was as follows:

              Harsco Corporation Common Stock Fund................    1,660
              Putnam Money Market Fund............................      834
              Vanguard Institutional Index Fund...................      771
              Putnam New Opportunities Fund.......................      558
              Putnam Voyager Fund.................................      555
              EuroPacific Growth Fund R4..........................      545
              Neuberger Berman Genesis Fund.......................      408

                    ----------------------------------------

2.     General Description of Plan: (continued)
       ----------------------------------------

              Putnam Growth & Income Fund.........................      398
              Dodge & Cox Stock Fund..............................      363
              Pimco Total Return Fund.............................      336
              Morgan Stanley Institutional Fund, Inc. U.S.
                    Real Estate Fund..............................      258
              Putnam Income Fund..................................      242
              Growth Fund of America R4...........................      215
              Ariel Appreciation Fund.............................      170
              Putnam Retirement Ready 2020........................      113
              Putnam Retirement Ready 2015........................      101
              Putnam Retirement Ready 2025........................       97
              Putnam Bond Index Fund..............................       80
              Putnam Retirement Ready 2010........................       68
              Putnam Retirement Ready 2030........................       68
              Putnam Retirement Ready 2035........................       55
              Putnam Retirement Ready 2040........................       35
              T Rowe Price Retirement 2020........................       31
              Putnam Retirement Ready 2045........................       27
              Putnam Retirement Ready Maturity....................       26
              T Rowe Price Retirement 2015........................       21
              T Rowe Price Retirement 2030........................       21
              T Rowe Price Retirement 2010........................       19
              T Rowe Price Retirement 2025........................       19
              T Rowe Price Retirement 2040........................       18
              T Rowe Price Retirement 2035........................       13
              T Rowe Price Retirement Income......................        5
              T Rowe Price Retirement 2005........................        1
              Putnam Retirement Ready 2050........................        1
              T Rowe Price Retirement 2045........................        0


       Plan Termination
       ----------------
       While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

3.     Summary of Significant Accounting Policies:
       -------------------------------------------

       Basis of Accounting:
       --------------------
       The financial statements of the Plan are prepared under the accrual basis of accounting.

       Investment Valuation:
       ---------------------
       The Harsco Corporation Common Stock Fund is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, Ariel Appreciation Fund, Dodge & Cox Stock Fund, Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund, Neuberger Berman Genesis Fund, PIMCO Total Return Fund, Putnam Bond Index Fund, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Money Market Fund, Putnam New Opportunities Fund, Putnam Voyager Fund, Vanguard Institutional Index Fund, Putnam Retirement Ready Funds and T. Rowe Price Retirement Funds are valued at net asset value, which represents fair value. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value. Participant loans are valued at cost which approximates fair value.

       Payment of Benefits:
       --------------------
       Benefit payments to participants are recorded when paid.

                    ----------------------------------------

3.     Summary of Significant Accounting Policies: (continued)
       -------------------------------------------------------

       Use of Estimates:
       -----------------
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Income Recognition:
       -------------------
       The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions. In 2005, forfeited amounts of $32,945 were used to offset Company matching contributions and $7,283 remained in a money market fund at December 31, 2005 to be used to offset future Company matching contributions.

                    ----------------------------------------

4.     Investments:
       ------------

       The following table separately identifies those investments which represent five percent or more of the Plan's net assets at December 31, 2005 with comparable information for 2004:

       (in thousands)                            December 31     December 31
                                                     2005            2004
                                                 -----------     -----------

       Harsco Corporation Common Stock Fund      $    62,194     $    53,201
       Vanguard Institutional Index Fund              14,071          13,453
       Putnam Money Market Fund                       11,697          10,912
       Neuberger Berman Genesis Fund                   9,529           7,375
       Putnam Voyager Fund (a)                         7,288           7,288
       Other                                          56,295          43,394
                                                 -----------     -----------
                                                 $   161,074     $   135,623
                                                 ===========     ===========
       (a) Shown for comparative purposes.

       During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,185 (in thousands) as follows:
       (in thousands)

       Common stock                              $    11,274
       Mutual funds                                    3,903
       Common collective trust                             8
                                                 -----------
                                                 $    15,185
                                                 ===========

5.     Related-Party Transactions:
       ---------------------------

       Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is a sister company of Mercer Human Resource Services which is the trustee and record keeper for the plan. Transactions in these funds qualify as party-in-interest transactions. Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions.

                    ----------------------------------------

6.     Plan Amendment:
       ---------------

       The Company amended the Plan effective January 1, 2004, to include rollover contributions when determining whether a Participant's account exceeds $5,000. This threshold is used to determine if a Participant's balance will be immediately paid-out to the participant upon the participant leaving employment with the Company or if it will remain in the Plan until the Participant chooses to withdraw it.

       The Company amended the Plan effective March 28, 2005, to limit the amount that can automatically be paid out in a lump sum payment to $1,000 and to allow a voluntary election of a lump sum payment of amounts not exceeding $5,000 without the consent of the Participant's spouse.

7.     Federal Income Taxes:
       ---------------------

       The Company received a determination letter from the Internal Revenue Service on May 19, 2005 that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since the IRS made its determination. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

8.     Subsequent Event - 2% Discretionary contribution:
       -------------------------------------------------

       On January 24, 2006, the Board of Directors of Harsco Corporation approved a discretionary contribution totaling $1.9 million equal to 2% of the compensation paid to Plan participants in 2005. The discretionary contribution was made in February 2006 and will be recorded as a 2006 contribution.

9.     Risks and Uncertanties
       ----------------------

       The plan invests in various investment securities. Investment securities are exposed to various risks such as interest risk, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                    FORM 5500

                                December 31, 2005
                             (dollars in thousands)

    (a)                                    (b) & (c)                           (d)           (e)
 Party In      Shares                                                                      Current
 Interest     or Units    Identity of Issue and Description of Investment      Cost         Value
----------   ----------   -----------------------------------------------   ----------   ----------
                          Common Stock:
    *           921,258       Harsco Corp. Common Stock, par value $        $   29,167   $   62,194
                                                                            ----------   ----------
                    N/A   Participant Loans (1)                                  3,112        3,112
                                                                            ----------   ----------

                          Mutual Funds:
                123,423       Vanguard Institutional Index Fund                 12,775       14,071
    *           418,874       Putnam Voyager Fund                                6,700        7,288
    *        11,697,495       Putnam Money Market                               11,697       11,697
    *           130,050       Putnam New Opportunities Fund                      5,018        5,938
                178,525       American Europacific Growth Fund R-4               6,433        7,253
    *           171,920       Putnam Fund for Growth and Income                  3,121        3,392
                196,274       Neuberger Berman Genesis Trust Fund                7,824        9,529
    *           276,901       Putnam Income Fund                                 1,875        1,872
                516,955       Pimco Total Return Fund                            5,533        5,428
                 54,012       Dodge & Cox Stock Fund                             6,638        7,412

                              Morgan Stanley Institutional Fund, Inc. U.S.
                158,224          Real Estate Fund                                3,306        3,672
                 47,488       Ariel Appreciation Fund                            2,142        2,219
                112,737       Growth Fund of America                             3,101        3,459
    *            31,074       Putnam Bond Index Fund                               433          446
    *            12,774       Putnam Retirement Ready Maturity                     723          723
    *            24,630       Putnam Retirement Ready 2010 Fund                  1,408        1,435
    *            38,872       Putnam Retirement Ready 2015 Fund                  2,456        2,527
    *            26,019       Putnam Retirement Ready 2020 Fund                  1,605        1,696
    *            13,859       Putnam Retirement Ready 2025 Fund                    933          989

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                    FORM 5500
                                   (Continued)

                                December 31, 2005
                             (dollars in thousands)

    (a)                                    (b) & (c)                           (d)           (e)
 Party In      Shares                                                                      Current
 Interest     or Units    Identity of Issue and Description of Investment      Cost         Value
----------   ----------   -----------------------------------------------   ----------   ----------
    *            13,427       Putnam Retirement Ready 2030 Fund                    851          911
    *             6,184       Putnam Retirement Ready 2035 Fund                    398          424
    *             3,392       Putnam Retirement Ready 2040 Fund                    227          238
    *             2,353       Putnam Retirement Ready 2045 Fund                    159          165
    *                11       Putnam Retirement Ready 2050 Fund                      1            1
                  4,417       T Rowe Income                                         54           55
                  6,611       T Rowe Price Retirement 2005                          70           72
                 45,339       T Rowe Price Retirement 2010                         639          661
                 60,978       T Rowe Price Retirement 2015                         643          684
                 48,824       T Rowe Price Retirement 2020                         712          763
                 23,671       T Rowe Price Retirement 2025                         263          272
                 14,495       T Rowe Price Retirement 2030                         216          239
                  7,343       T Rowe Price Retirement 2035                          83           85
                  5,811       T Rowe Price Retirement 2040                          86           96
                                                                            ----------   ----------

                              Total Mutual Funds                                88,123       95,712
                                                                            ----------   ----------

                    N/A   Cash                                                      56           56
                                                                            ----------   ----------

                          Total Assets Held for Investment Purposes         $  120,458   $  161,074
                                                                            ==========   ==========


*   Represents party in interest
(1) Participant Loans range up to 15 years to maturity and interest rates on these loans ranged from 5.00% to 10.5%.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                       HARSCO RETIREMENT SAVINGS AND
                                          INVESTMENT PLAN



                                       BY  /S/ Mark E. Kimmel
                                           -------------------------------------
                                           Mark E. Kimmel
                                           General Counsel & Corporate Secretary

June 26, 2006